EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Banking Group plc together with its subsidiaries (the Group) on a consolidated basis as at 30 September 2024. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Sep 2024 £m

Equity
Ordinary shareholders’ equity	40,258
Other equity instruments	5,932
Non-controlling interests	231
Total equity	46,421

Indebtedness
Subordinated liabilities	10,860
Debt securities
Debt securities in issue at amortised cost	70,805
Liabilities designated at fair value through profit or loss	4,964
Total debt securities	75,769
Total indebtedness	86,629

Total capitalisation and indebtedness	133,050
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2024, all indebtedness was unsecured except for £17.5 billion of securitisation notes and covered bonds and £1.1 billion of debt securities issued by the Group’s asset-backed conduits.
On 3 October 2024 the Group issued £763 million of Additional Tier 1 securities, accounted for as other equity instruments.
There have been no issuances or redemptions of subordinated liabilities since 30 September 2024.
There has been no material change in the information set forth in the table above since 30 September 2024.